

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Neil Kumar, Ph.D.
Chief Executive Officer
BridgeBio Pharma, Inc.
421 Kipling Street
Palo Alto, CA 94301

Re: BridgeBio Pharma, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16 and 10.17
Filed May 24, 2019
File No. 333-231759

Dear Dr. Kumar:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance